UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MakeMyTrip Limited (“MakeMyTrip”) is incorporating by reference the information set forth in this Form 6-K into its automatically effective resale shelf registration statement on Form F-3 (File No. 333-288084) dated June 16, 2025, as amended.

Repurchase of Class B Shares

On July 2, 2025, MakeMyTrip completed the repurchase of 34,372,221 Class B shares in MakeMyTrip from Trip.com Group Limited (“Trip.com”) pursuant to the amended and restated share repurchase agreement dated June 23, 2025 between MakeMyTrip and Trip.com. All of the 34,372,221 Class B shares repurchased from Trip.com by MakeMyTrip have been cancelled.

Total Shares Outstanding and Trip.com Ownership

Following the completion of the repurchase, MakeMyTrip has a total of 95,383,399 shares outstanding, comprising 89,851,697 ordinary shares, 5,295,690 Class B shares and 236,012 ordinary shares held as treasury shares (of which Trip.com holds 10,773,694 ordinary shares and 5,295,690 Class B ordinary shares, representing approximately 16.90% of the voting power in MakeMyTrip).

Changes in Board Composition

Following the completion of the repurchase:

•
MakeMyTrip’s board of directors will continue to consist of ten members, comprising three management directors, four directors (including one Mauritius resident director) who will qualify as Independent Directors (as defined in the amended and restated investor rights agreement dated April 26, 2019 between MakeMyTrip and Trip.com), one other Mauritius resident director and two directors nominated by Trip.com; and
•
the number of directors that Trip.com is entitled to nominate on our board of directors has been reduced from five directors to two directors pursuant to the Terms of Issue of the Class B shares.

Mr. James Jianzhang Liang, Mr. Moshe Rafiah and Mr. Paul Laurence Halpin have each notified the board of directors of MakeMyTrip of his intention to resign as a Trip.com-nominated director with effect from the completion of the repurchase. The board of directors of MakeMyTrip accepted their resignations with immediate effect. Each of Mr. Liang, Mr. Rafiah and Mr. Halpin indicated that his decision to resign was not a result of any disagreement with MakeMyTrip on any matter relating to its operations, policies or practices.

The board of directors of MakeMyTrip approved the appointment of Mr. Vivek N. Gour, Mrs. Savinilorna Payandi Pillay Ramen and Mr. Mohit Kabra (our Group Chief Financial Officer) as directors with effect from July 2, 2025.

Mr. Gour is an independent director with over 21 years of experience as a board member of companies in India, USA and the Middle East across diverse industries such as e-commerce, IT enabled services and aviation. He also serves on the boards of IndiaMart Intermesh Ltd, Cyient Ltd & Affle 3i Ltd and previously served on our board of directors from May 2010 to September 2019. Mr. Gour served as chief financial officer of Genpact Limited from January 2005 to February 2010. Currently, he works as a social impact investor in large projects creating employment for rural youth and providing pediatric medical care for the underprivileged. He is a graduate of Harvard Business School’s OPM programme. He has a Master of Business Administration from FMS, University of Delhi and a Bachelor of Commerce degree from University of Mumbai.

Mrs. Ramen is the Head of Corporates, Private and Institutional Asset Owners and leads the Business Implementation unit at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ Mauritius. She has approximately 22 years of work experience in advising clients of IQ-EQ Mauritius in different capacities. Mrs. Ramen is a Chartered Secretary from the Chartered Governance Institute (previously known as The Institute of Chartered Secretaries and Administrators), United Kingdom and holds a Master of Business Administration and a Bachelor of Arts in Psychology from Southeastern Louisiana University, United States. Mrs. Ramen previously served on our board of directors from September 2023 to May 2025. Mrs. Ramen is one of our resident directors in Mauritius.

There will be no changes to the composition of the audit committee. The compensation committee will consist of Mr. Aditya Tim Guleri, Ms. May Yihong Wu and Ms. Jane Jie Sun.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2025

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer